Exhibit 4

SECOND SUPPLEMENTAL INDENTURE
between

PAPER WAREHOUSE, INC.,
As Issuer,

and

U.S. BANK, NATIONAL ASSOCIATION,
As Trustee,

Dated as of October 15, 2002

Relating to:

$4,000,000
Convertible Subordinated Debentures Due September 15, 2005

Second Supplemental Indenture

     THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”) is made and entered into as of October 15, 2002 between Paper Warehouse, Inc., a Minnesota corporation (the “Company”), and U.S. Bank, N.A., as trustee (the “Trustee”).

RECITALS

     WHEREAS, the parties hereto have entered into the Indenture dated as of July 20, 1999 (as amended, supplemented or modified from time to time, including by the first supplemental indenture referred to below, the “Original Indenture”) pursuant to which the Company issued its 9% Convertible Subordinated Debentures Due September 15, 2005 (the “Debentures”) in the original principal amount of $4,000,000.

     WHEREAS, on June 1, 2000, the parties entered into that first supplemental indenture (the “First Supplemental Indenture”) pursuant to which (i) the definition of “consolidated tangible net worth” and the covenants relating to that definition were replaced with the definition of “consolidated net worth” and (ii) the annual interest rate was increased from 9.0% to 10.5%.

     WHEREAS, the Company has requested that the holders of the Debentures approve this Second Supplemental Indenture to make additional amendments to certain provisions of the Original Indenture.

     WHEREAS, pursuant to Section 902 of the Original Indenture, the holders of not less than a majority of the aggregate principal amount of the outstanding Debentures have consented to the aforementioned amendments set forth in this Second Supplemental Indenture.

     WHEREAS, in connection with obtaining the approval of this Second Supplemental Indenture, the Company also requested the holders of the Debentures to waive the breaches and defaults, including all Events of Default, that existed under the Original Indenture as a result of the Company’s breach of the net worth covenant in Section 1010 of the First Supplemental Indenture, the Company’s breach of the other covenants incorporating the definition of “consolidated net worth,” the Company’s failure to make a required interest payment on June 17, 2002, the Company’s failure to make a required interest payment on September 16, 2002, and the consequences of these breaches and defaults.

     WHEREAS, pursuant to Section 513 of the Original Indenture, the holders of not less than a majority of the aggregate principal amount of the outstanding Debentures have waived the breaches and defaults, including all Events of Default, that existed under the Original Indenture as a result of the Company’s breach of the net worth covenant in Section 1010 of the First Supplemental Indenture, the Company’s breach of the other covenants incorporating the definition of “consolidated net worth,” the Company’s failure to make a required interest payment on June 17, 2002, the Company’s failure to make a required interest payment on September 16, 2002, and the consequences of these breaches and defaults, as more fully set forth herein.

     WHEREAS, in order to effectuate the aforementioned amendments and formalize the aforementioned waiver, the parties hereto desire to further amend the Original Indenture as set forth below and enter into this Second Supplemental Indenture.

     NOW THEREFORE, the parties hereto, intending to be legally bound, and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby amend the Original Indenture and further agree as set forth below:

     Section 1. Definitions. All terms capitalized but not otherwise defined in this Second Supplemental Indenture shall have the meanings assigned to such terms in the Original Indenture.

     Section 2. Effect of this Second Supplemental Indenture.

(A) Except as expressly supplemented or amended by this Second Supplemental Indenture, all of the terms and provisions of the Original Indenture and First Supplemental Indenture thereto shall remain in full force and effect.

(B) To the extent of any inconsistency between the terms and provisions of this Second Supplemental Indenture and the terms and provisions of the Original Indenture or the First Supplemental Indenture thereto, this Second Supplemental Indenture shall control.

(C) This Second Supplemental Indenture shall take effect as of the date hereof.

(D) The rules of construction stated in Section 1.01 of the Original Indenture shall apply to this Second Supplemental Indenture.

     Section 3. Amendment to Section 101. The first sentence of the definition of “Indebtedness” in Section 101 of the Original Indenture shall be and hereby is amended as follows:

“Indebtedness” means, with respect to any Person at any date, without duplication, all items of indebtedness of such Person for borrowed money at such date, and in addition shall include (i) Guaranties by such Person, (ii) all Capitalized Lease Obligations of such Person, and (iii) all indebtedness secured by any mortgage, lien, pledge, charge or encumbrance upon property owned by such Person, whether or not the indebtedness so secured has been assumed by such Person.”

     Section 4. Amendment to Section 501(3). Section 501(3) of the Original Indenture shall be and hereby is replaced in its entirety to read as follows:

"(3) breach of covenant of the Company contained in Section 1007 or 1009 hereof and the continuance of such breach for a period of 30 days after the due date for filing of the report pursuant to Section 703(5), which reports such breach; provided, however, that prior to the expiration of the 30-day period referred to above, the Company shall have filed with the Trustee a certification of Grant Thornton LLP, or such other certified independent public auditor, certifying that such breach has been cured, then such breach shall be deemed cured; or"

     Section 5. Amendment to Section 801(3). Section 801(3) of the Original Indenture shall be and hereby is replaced in its entirety to read as follows:

"(3) Intentionally omitted.”

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     Section 6. Amendment to Section 1007. Section 1007 of the Original Indenture shall be and hereby is amended as follows:

“The Company shall not, and shall not permit any Subsidiary to, create, incur, assume or issue, directly or indirectly, or guarantee or in any manner become, directly or indirectly, liable for or with respect to the payment of any Indebtedness, except for:

(1) Indebtedness under the Debentures and this Indenture;

(2) Indebtedness of the Company and any Subsidiary not otherwise referred to in this Section 1007 not to exceed $18 million in principal amount at any time outstanding;

(3) Indebtedness (plus interest, premium, fees and other obligations associated therewith) that, immediately after giving pro forma effect to the incurrence thereof, (i) does not cause the ratio of the sum of the Long Term Debt portion of the Capitalized Lease Obligations plus Long-Term Debt to Consolidated Net Worth to exceed 2.75:1 and (ii) does not cause the ratio of Total Liabilities to Consolidated Net Worth to exceed 5:1;

(4) Indebtedness represented by Capitalized Lease Obligations or Indebtedness incurred to pay the purchase price of any assets or property to the extent such Indebtedness is not in excess of such purchase price and, if secured by any Lien, such Lien is limited solely to the assets being paid for with the Capitalized Lease Obligations or otherwise so purchased; or

(5) any deferrals, renewals, extensions, replacements, refinancings or refundings of, or amendments, modifications or supplements to, Indebtedness incurred under clauses (2), (3) or (4) above, whether involving the same or any other lender or creditor or group of lenders or creditors, provided that any such deferrals, renewals, extensions, replacements, refinancings, refundings, amendments, modifications or supplements (i) shall not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in the Indebtedness being deferred, renewed, extended, replaced, refinanced, refunded, amended, modified or supplemented, (ii) shall not exceed the principal amount (plus accrued interest and prepayment premium, if any) of the Indebtedness being renewed, extended, replaced, refinanced or refunded and (iii) shall be subordinated to the Debentures at least to the extent and in the manner, if at all, that the Indebtedness being renewed, extended, replaced, refinanced or refunded is subordinated to the Debenture.”

     Section 7. Amendment to Section 1010. Section 1010 of the Original Indenture shall be and hereby is replaced in its entirety to read as follows:

“Section 1010. Limitation on Liens.

“The Company shall not, and shall not permit any Subsidiary to create, incur, assume or suffer to exist any Lien of any kind securing any Indebtedness except for:

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(1) any such Lien securing Indebtedness incurred under any working capital or revolving line of credit or similar facility, not to exceed $15,000,000 in aggregate principal amount at any time outstanding, and otherwise permitted under Section 1007(2);

(2) any such Lien securing Indebtedness to the extent such Indebtedness is permitted under Section 1007(4) or is Indebtedness permitted under Section 1007(5) as a deferral, renewal, extension, replacement refinancing or refunding of, or amendment, modification, or supplement to Indebtedness incurred under Section 1007(4); or

(3) any such Lien on any real property securing Indebtedness otherwise permitted hereunder.”

     Section 8. Limited Waiver. Pursuant to Section 513 of the Original Indenture, the breaches and defaults, including all Events of Default, that currently exist under the Original Indenture as a result of the Company’s breach of the net worth covenant in Section 1010 of the First Supplemental Indenture, the Company’s breach of the other covenants incorporating the definition of “consolidated net worth,” the Company’s failure to make a required interest payment on June 17, 2002, the Company’s failure to make a required interest payment on September 16, 2002, and the consequences of these breaches and defaults, are hereby waived, and shall cease to exist, and all breaches, defaults and Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Original Indenture, as amended. This waiver is limited to this request and shall not be deemed or construed to be a consent to any future action or extend as a waiver to any subsequent default or impair any right consequent thereon.

     Section 9. References to Indenture. All references in the Original Indenture to the Indenture and/or to the term “Indenture” shall hereafter be deemed to refer to the Indenture as amended by the First Supplemental Indenture and this Second Supplemental Indenture and as may be further amended, modified, restated or replaced from time to time.

     Section 10. Other Terms in Full Force and Effect. Except as expressly so amended by the First Supplemental Indenture and this Second Supplemental Indenture, the Original Indenture shall remain unmodified and in full force and effect.

     Section 11. Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All such counterparts shall be construed together and shall constitute one instrument, but in making proof hereof it shall only be necessary to produce one such counterpart.

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     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be executed as of the day and year first above written.

COMPANY:	PAPER WAREHOUSE, INC.

By: /s/ Yale T. Dolginow Name: Yale T. Dolginow Title: President & CEO

TRUSTEE:	U.S. BANK, N.A.

By: /s/ T. J. Sandell Name: T. J. Sandell Title: Vice President

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